

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 12, 2012

<u>Via E-mail</u>
Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

> **Re: American International Group, Inc.**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 2, 2012**
> **File No. 001-08787**

Dear Mr. Benmosche:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Capital Resources and Liquidity</u>
<u>Liquidity Adequacy Management</u>
<u>Dividend Restrictions, page 141</u>

1. We note the recent sale of shares of your common stock by the US Treasury. We also note reports in the news media this week disclosing management's expectation that the Treasury Department will quickly sell its remaining AIG common stock and that once the Treasury's shares are sold the registrant should be in a position to pay dividends to AIG shareholders. We also note disclosures in your Form 10-K and this Form 10-Q indicating that although there are no current contractual limitations on your ability to pay dividends, you may be limited in your ability to pay dividends in the near future as a result of being regulated as a savings and loan bank holding company and/or being designated a SIFI under Dodd-Frank. Please advise us as to how and in what manner you intend to disclose

information in the future about material events, developments or communications from regulators relevant to your ability to pay dividends to your shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director